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                              July 28, 2020

       Franz-Werner Haas
       Chief Executive Officer
       CureVac B.V.
       Friedrich-Miescher-Strasse 15, 72076
       Tubingen
       Germany

                                                        Re: CureVac B.V.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted July 21,
2020
                                                            CIK No. 0001809122

       Dear Mr. Haas:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Liquidity and Capital Resources, page 106

   1. We note your discussion of a new loan agreement with the European Investment Bank
                                                        for    75 million for
the development and large-scale production of vaccines. Please update the body of your
document to include additional disclosure regarding the basic terms of the loan agreement
including tranches (if any), restrictive covenants on the conduct of your business (if any),
the interest rate and maturity of loans granted pursuant to the agreement and
termination provisions. Please also file the loan agreement as an exhibit to your registration
statement. Alternatively, please explain why this disclosure and the filing of the loan agreement
are not required.
 Franz-Werner Haas
CureVac B.V.
July 28, 2020
Page 2
Notes to the Consolidated Financial Statements
3.1 Revenue from contract with customers, page F-35

2. Refer to your response to comment 7 and your additional disclosure. Please tell us why you believe recognizing revenue from research and development services at a point-in-
       time is consistent with paragraphs 32-38 of IFRS 15.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rolf Sundwall at 202-551-3105 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                            Sincerely,
FirstName LastNameFranz-Werner Haas
                                                            Division of
Corporation Finance
Comapany NameCureVac B.V.
                                                            Office of Life
Sciences
July 28, 2020 Page 2
cc:       Richard D. Truesdell, Jr.
FirstName LastName